CANADA SOUTHERN PETROLEUM LTD.

News Release

CORPORATE UPDATE

CALGARY, Alberta, November 17, 2005 -- Canada Southern Petroleum Ltd. (the “Company”) (NASDAQ: CSPLF; TSX: CSW) is pleased to announce that it has posted an updated corporate presentation on its website.

The presentation will be used to familiarize interested parties, including the financial community, with the Company.  This presentation, along with other materials found on the Company’s website at www.cansopet.com, may be periodically updated without notice, although any material events potentially affecting the value of the Company will continue to be announced promptly by press releases and regulatory filings, consistent with longstanding Company policy and regulatory requirements.  Interested parties are invited to visit the Company’s website regularly for the latest information about the Company’s operations and results.

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Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada.  The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada.  The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF,” and on the Toronto Stock Exchange under the symbol “CSW”.  The Company has 14,491,165 shares outstanding.

For further information contact: John W. A. McDonald, President and Chief Executive Officer, at (403) 269-7741.